Iao Kun Group Holding Company Limited Announces

First Quarter 2014 Financial Results

Hong Kong, China – May 29, 2014 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, today announced unaudited financial results for the three months ended March 31, 2014. All currency amounts are stated in United States dollars.

First Quarter 2014 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended March 31, 2014 was $4.8 billion, an increase of 16% compared to $4.1 billion for the three months ended March 31, 2013.

•	Net income, including the change in fair value of contingent consideration of $10.6 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $3.2 million, or $0.05 per share (fully diluted), in the first quarter of 2014 compared to net income of $7.0 million, or $0.16 per share (fully diluted), in the same period of 2013.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $17.9 million, or $0.29 per share (fully diluted), for the three months ended March 31, 2014 as compared to income of $15.3 million, or $0.35 per share (fully diluted), for the three months ended March 31, 2013.

•	During the first quarter of 2014, IKGH repurchased 1,415,300 shares at an average price per share of $2.96. Under its current stock repurchase program, IKGH is authorized to purchase an additional 2,584,700 shares of its common stock.

For the three months ended March 31, 2014, IKGH recorded revenue of $79.9 million, a 24% increase from the same period of 2013. The increase in revenue was primarily a result of a higher-than-normal win rate of 3.60%, as well as revenue derived from the Oriental VIP Room which IKGH acquired in June 2013.

The decrease in net income for the three months ended March 31, 2014 was due primarily to a net increase to the contingent consideration liability for Bao Li Gaming and the Oriental VIP Room due primarily to an increase in the forecasted Rolling Chip Turnover performance based on past performance, and higher commissions as a result of a higher commission rate offered to non-credit agents and super agents. IKGH also incurred higher selling, general and administrative expenses for the three months ended March 31, 2014, including additional management fees paid as a result of the acquisition of the Oriental VIP Room in June 2013, and an increase in the number of employees due to direct employment of some employees from Pak Si and the acquisition of the Oriental VIP Room.

“We were pleased to see an improved Rolling Chip Turnover performance in our first quarter results, which helped lead to a year-over-year increase in our non-GAAP income,” said Mr. Man Pou Lam (Mr. Lam), Chairman of IKGH. “Our marketing campaign to augment our non-marker agent base remains ongoing and our overall strategy remains unchanged – we are committed to expanding our business presence in the Macau VIP gaming market and increasing our market share while prudently managing our capital to create long-term value for our shareholders.”

Outlook for 2014

For the first four months of 2014, IKGH’s Rolling Chip Turnover was US$6.49 billion (an average of $1.62 billion per month), up 17% year-over-year, compared to US$5.55 billion (an average of $1.39 billion per month) for the first four months of 2013.

The Company is maintaining its 2014 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau of US$17 billion to US$19 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 8:30AM EDT/8:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-359-3627 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-457-2664 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 6219886.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

All IKGH VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. IKGH’s VIP room gaming promoters currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in April 2014, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

	For the	For the
	Three Months Ended	Three Months Ended
	March 31, 2014	March 31, 2013

Revenue from VIP Gaming Operations	$79,938,622	$64,351,897

Total Revenues	79,938,622	64,351,897

Expenses

- Commission to Agents	55,065,199	42,740,852

- Selling, General and Administrative Expenses	6,539,101	5,889,267

- Special Rolling Tax	476,847	409,595

- Amortization of Intangible Assets	4,088,938	2,428,912

Total Expenses	66,170,085	51,468,626

Operating income before change in fair value of contingent consideration	13,768,537	12,883,271
Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li and Oriental	(10,588,849)	(5,929,566)

Net Income (Loss)	3,179,688	6,953,705

Other Comprehensive Income
Foreign Currency

- Translation Adjustment	(95,279)	(372,139)
Total Comprehensive Income	$3,084,409	$6,581,566

Net Income Per Share
Basic	$0.05	$0.16
Diluted	$0.05	$0.16
Weighted Average Shares Outstanding

Basic	60,402,370	43,951,202

Diluted	60,732,092	43,951,202

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2014	December 31, 2013
	(Unaudited and Unreviewed)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$9,999,777	$7,563,097
Accounts Receivable, Net	8,086,276	5,182,352
Markers Receivable	250,682,636	242,350,301
Prepaid Expenses and Other Assets	192,801	502,017
Total Current Assets	268,961,490	255,597,767

Intangible Assets (net of accumulated amortization of $29,820,699 and $25,739,786 at March 31, 2014 and December 31, 2013, respectively)	134,196,805	138,336,945
Goodwill	17,747,727	17,754,136
Property and Equipment (net of accumulated depreciation of $50,799 and $38,654 at March 31, 2014 and December 31, 2013, respectively)	408,012	116,419
Other Assets	23,419	23,423
TOTAL ASSETS	$421,337,453	$411,828,690

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$58,345,383	$42,670,573
Accrued Expenses	20,578,863	15,701,756
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	20,211,377	16,837,500
King's Gaming Acquisition-Contingent Purchase Price Obligation	-	9,000,000
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	27,391,028	21,650,051
Loan Payable, Shareholders, current	7,307,377	5,809,075

Total Current Liabilities	133,834,028	111,668,955

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	16,189,550
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	19,520,603	14,878,218
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	-
Total Liabilities	153,354,631	142,736,723

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 57,891,524 and 59,306,824 issued and outstanding at December 31, 2013, respectively.	5,788	5,930

Additional Paid-in Capital	122,135,909	126,329,321
Retained Earnings	145,450,073	142,270,385
Accumulated Comprehensive Income	391,052	391,052
Total Shareholders' Equity	267,982,822	268,996,688
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$421,337,453	$411,733,411

Cash Flow Information

	For the Three Months Ended March 31, 2014	For the Three Months Ended March 31, 2013

Net cash provided by operating activities	$27,424,621	$16,393,680

Net cash used in investing activities	$303,699	$(65,098)

Net cash used in financing activities	$(24,695,156)	$(12,900,969)

Net increase in cash and cash equivalents	$2,425,766	$3,427,616

Non-GAAP Financial Measures – The Company’s calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three months ended March 31, 2014 and 2013 differs from net income and EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration. The Company uses this information internally in evaluating its operations and believes this information is important to investors because it provides a complete picture of its operations for the entire period and is more accurately comparable to the prior-year period. Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with U.S. GAAP. The following is a reconciliation of the Company’s unaudited net income to Non-GAAP income and GAAP EPS to the Company’s Non-GAAP EPS (total EPS may not sum due to rounding):

	For the Three Months Ended March 31, 2014	For the Three Months Ended March 31, 2013

Net Income attributable to ordinary shareholders	$3,179,688	$6,953,705
Amortization of intangible assets	4,088,938	2,428,912
Change in fair value of contingent consideration	10,588,849	5,929,566
Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$17,857,475	$15,312,183
Weighted Average Shares Outstanding
Basic	60,402,370	43,951,202
Diluted	60,732,092	43,951,202

	For the Three Months Ended March 31, 2014		For the Three Months Ended March 31, 2013

	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.05	$0.05	$0.16	$0.16

Amortization of intangible assets	$0.07	$0.07	$0.06	0.06

Change in fair value of contingent consideration	$0.18	$0.17	0.13	0.13

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.30	$0.29	$0.35	$0.35

Contact:

Iao Kun Group Holding Company Limited

James Preissler, +1 646-450-8808

preissj@ikghcl.com